Exhibit 2

International Royalty Corporation

Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in thousands of U.S. dollars)

Independent Auditors’ Report

To the Shareholders of

International Royalty Corporation

We have audited the consolidated balance sheets of International Royalty Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.

February 22, 2007

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as a restatement as described in note 10 to the financial statements. Our report to the shareholders dated February 22, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.

February 22, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

(2)

International Royalty Corporation

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(expressed in thousands of U.S. dollars)

	2006 $	2005 $

Assets

Current assets
Cash and cash equivalents	11,575	12,735
Short-term investments	-	1,716
Restricted cash (notes 3 and 5)	354	1,807
Royalty receivables	7,751	114
Prepaid expenses and other current assets	292	260

	19,972	16,632

Royalty interests in mineral properties (note 3)	240,168	235,962

Furniture and equipment - net	153	122

Other long-term assets (note 4)	2,438	2,449

	262,731	255,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,072	751

Senior secured debentures (note 5)	22,028	21,368

Future income taxes (note 6)	64,148	73,152

	88,248	95,271

Shareholders’ Equity (note 7)

Common shares
Authorized
Unlimited common shares without par value

Issued
58,008,448 (2005 - 57,027,568) common shares	166,173	164,176

Stock options and warrants	5,985	5,071

Retained earnings (deficit)	2,325	(9,353)

	174,483	159,894

	262,731	255,165

Nature of operations (note 1)

Subsequent events (note 12)

(3)

International Royalty Corporation

Consolidated Statements of Operations

(expressed in thousands of U.S. dollars, except number of shares amounts)

	Year ended December 31,

	2006 $	2005 $	2004 $

Royalty revenues	20,346	425	357

Expenses
Amortization	6,005	363	277
Business development	534	263	-
General and administrative (notes 7 and 8)	5,360	7,272	728
Impairment of royalty interests in mineral properties	358	64	-
Royalty taxes	3,812	-	-

	16,069	7,962	1,005

Earnings (loss) from operations	4,277	(7,537)	(648)

Other income (expense)
Foreign currency gain (loss)	351	(85)	3
Interest expense	(2,338)	(1,826)	-
Interest income	332	374	-

	(1,655)	(1,537)	3

Earnings (loss) before income taxes	2,622	(9,074)	(645)

Recovery of future income tax (note 6)	9,056	579	-

Net earnings (loss) for the year	11,678	(8,495)	(645)

Basic and diluted earnings (loss) per share	0.20	(0.17)	(0.08)

Basic weighted average shares outstanding	57,307,592	49,903,355	8,334,089

Diluted weighted average shares outstanding	58,086,569	49,903,355	8,334,089

(4)

International Royalty Corporation

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of U.S. dollars)

	Common shares		Special warrant		Contributed surplus		(Deficit) retained	Total shareholders’
	Number	Amount $	Number	Amount $	Number	Amount $	earnings $	equity $

Balance at December 31, 2003	1	-	8,308,000	2,434	2,340,000	92	(213)	2,313

Cancellation of founders’ special warrants	-	-	(150,000)	-	-	-	-	-
Consultants’ special warrants granted	-	-	150,000	92	-	-	-	92
Exercise of founders’ special warrants	3,450,000	-	(3,450,000)	-	-	-	-	-
Exercise of consultants’ special warrants	150,000	92	(150,000)	(92)	-	-	-	-
Exercise of initial financing special warrants	1,850,000	956	(1,850,000)	(956)	-	-	-	-
Exercise of financing warrants	399,432	1,010	-	-	(399,432)	(12)	-	998
Loss	-	-	-	-	-	-	(645)	(645)

Balance at December 31, 2004	5,849,433	2,058	2,858,000	1,478	1,940,568	80	(858)	2,758

Shares issued in connection with the IPO (net of issuance costs)	37,790,698	124,253	-	-	-	-	-	124,253
Shares issued in connection with the Unit Offering (net of issuance costs) (note 7)	1,395,360	4,588	-	-	-	-	-	4,588
Shares issued for the purchase of royalty interests in mineral properties (note 3)	8,896,895	31,015	-	-	-	-	-	31,015
Exercise of initial financing special warrants	2,550,000	1,319	(2,550,000)	(1,319)	-	-	-	-
Exercise of compensation special warrants	308,000	159	(308,000)	(159)	-	-	-	-
Shares issued for services	2,249	8	-	-	-	-	-	8
Shares issued into escrow (note 5)	218,023	760	-	-	-	-	-	760
Stock options issued	-	-	-	-	3,978,000	4,992	-	4,992
Warrants exercised	16,910	16	-	-	(16,910)	(1)	-	15
Loss	-	-	-	-	-	-	(8,495)	(8,495)

Balance at December 31, 2005	57,027,568	164,176	-	-	5,901,658	5,071	(9,353)	159,894

Stock options issued	-	-	-	-	1,124,000	960	-	960
Warrants exercised	980,880	1,997	-	-	(980,880)	(46)	-	1,951
Earnings	-	-	-	-	-	-	11,678	11,678

Balance at December 31, 2006	58,008,448	166,173	-	-	6,044,778	5,985	2,325	174,483

(5)

International Royalty Corporation

Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars)

	Year ended December 31,

	2006 $	2005 $	2004 $

Cash flows from (used in) operating activities
Net earnings (loss) for the year	11,678	(8,495)	(645)
Items not affecting cash
Depreciation and amortization	6,041	380	281
Impairment of royalty interests in mineral properties	358	64	-
Amortization of deferred debenture costs	222	166	-
Accretion of debenture discount	657	492	-
Future income tax	(9,056)	(586)	-
Non-cash foreign currency (gain) loss	(19)	970	(5)
Stock-based compensation	960	4,992	92

	10,841	(2,017)	(277)
Changes in non-cash working capital
(Increase) decrease in royalty receivables	(7,627)	(17)	16
(Increase) decrease in prepaid expenses and other current assets	(32)	(254)	12
Decrease in other long-term assets	(211)	(111)	-
Increase in accounts payable and accrued liabilities	739	610	88

	3,710	(1,789)	(161)

Cash flows from (used in) investing activities
Acquisition of royalty interests in mineral properties	(10,026)	(125,567)	-
Purchases of furniture and equipment	(67)	(132)	-
Deferred charges relating to royalty acquisition	-	(75)	(99)
Proceeds from (investment in) short-term investments	1,779	(1,708)	-
Restricted cash	1,493	(1,713)	-

	(6,821)	(129,195)	(99)

Cash flows from (used in) financing activities
Net proceeds from issuance of common shares	-	120,475	-
Net proceeds from unit offering	-	22,418	-
Deferred charges relating to the initial public offering and unit offering	-	-	(131)
Proceeds from exercise of warrants	1,951	15	998

	1,951	142,908	867

(Decrease) increase in cash and cash equivalents	(1,160)	11,924	607

Cash and cash equivalents - Beginning of year	12,735	811	204

Cash and cash equivalents - End of year	11,575	12,735	811

(6)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Nature of operations

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During 2006, 94 percent of the Company’s revenues were generated from the Voisey’s Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey’s Bay property and the expected revenues there from.

Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. As described in note 10, accounting principles generally accepted in Canada differ in certain respects from accounting principles in the United States.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the years ended December 31, 2006, 2005 and 2004, IRC recorded revenue based on actual amounts received.

Royalty taxes

Voisey’s Bay royalty revenues are subject to the Mining and Mineral Rights Tax Act of Newfoundland and Labrador of 20%, which is recognized at the time of revenue recognition.

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares for the year ended December 31, 2004 includes the weighted average effect of common shares that were issuable under the Founders’ Special Warrants, the Initial Financing Special Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the outstanding Williams Mine Warrants, the Financing Warrants, the Compensation Warrants and stock options (notes 3 and 7) are not included in the computation of diluted loss per share during 2005 as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates of less than three months at the time of acquisition and which are readily convertible into cash.

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in other income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statements of operations.

(7)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

The quoted fair market value of the short-term investments at December 31, 2005 was $1,716,000.

Royalty interests in mineral properties

Royalty interests in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2006, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development and exploration stage mineral properties are not amortized. At such time as the associated development or exploration stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Furniture and equipment

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

(8)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Measurement uncertainty

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred financing charges

Financing costs related to the issuance of the Senior Secured Debentures have been deferred (included in other long-term assets) and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering (note 5) were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

Stock options and warrants

The Company determines the fair value of awards to employees using the Black-Scholes model, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.

(9)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Royalty interests in mineral properties

	December 31, 2006

	Cost $	Accumulated amortization $	Net $

Production stage
Voisey’s Bay Royalty	225,726	(5,091)	220,635
Southern Cross	2,544	(655)	1,889
Williams Mine	2,168	(1,038)	1,130
Other	32	(5)	27

	230,470	(6,789)	223,681

Development stage
Gwalia	3,546	-	3,546
Yaloginda	1,421	-	1,421
Belahouro	817	-	817

	5,784	-	5,784

Exploration stage
Aviat One	2,211	-	2,211
Tarmoola	1,486	-	1,486
South Laverton	912	-	912
Pinson	820	-	820
Other	5,274	-	5,274

	10,703	-	10,703

	246,957	(6,789)	240,168
	December 31, 2005

	Cost $	Accumulated amortization $	Net $

Production stage
Voisey’s Bay Royalty	225,726	-	225,726
Williams Mine	2,168	(782)	1,386
Other	32	(2)	30

	227,926	(784)	227,142

Development stage
Belahouro	817	-	817

Exploration stage
Aviat One	2,211	-	2,211
Pinson	512	-	512
Other	5,280	-	5,280

	8,003	-	8,003

	236,746	(784)	235,962

On June 12, 2006 the Company acquired a Western Australian gold (“WAu”) royalty for US$10.0 million in cash from Resource Capital Fund III L.P. (“RCF”), a mining focused private equity fund. The WAu royalty is a 1.5% net smelter return (“NSR”) and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC (“Mercator”), Saracen Mineral Holdings Ltd. (“Saracen”),  St Barbara Limited (“St Barbara”) and Terrain Minerals Limited (“Terrain”). The acquisition was effective as of January 1, 2006. Royalties earned to June 12, 2006 of $622,000, were credited against the cost of the royalty. The acquisition cost, including acquisition costs of $853,000 and less the royalty payments noted above, has been allocated to the projects as follows:

(in thousands of US$) Project	Operator	Cost allocation $

Southern Cross	St Barbara	2,544
Tarmoola	St Barbara	1,486
Gwalia	St Barbara	3,546
Yaloginda	Mercator	1,421
South Laverton	Saracen	912
Other	Terrain, Mercator	322

		10,231

(10)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. (“Archean”), which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada. Total consideration paid was $149.4 million (CA$184.3 million), consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company (“Common Shares”), valued at the Company’s initial public offering (“IPO”) price of CA$4.30 per Common Share, for a total value of CA$31.8 million. In accordance with EIC-124, “Definition of a Business”, the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction, including the related future income tax adjustment of $75.9 million, has been allocated to the Voisey’s Bay Royalty. See note 6 regarding future income tax adjustments.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares. On April 19, 2005, the Company completed the purchase of 14 royalty interests from BHPB for all of the Common Shares and $65,000. The purchase of a further 5 royalty interests was closed on May 2, 2005 for consideration of $510,000 and the three remaining royalty interests were closed during 2006 for $30,000.

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the “Hunter Portfolio”). Total consideration paid was 1,162,791 in Common Shares valued at $4,053,000 (CA$5,000,000). See note 6 regarding future income tax adjustment.

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was 158,566 in Common Shares valued at $553,000.

During the year ended December 31, 2006, the Company recorded $6,005,000 ($363,000 in 2005 and $277,000, in 2004) in amortization expense.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares is included in other long-term assets at December 31, 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.

(11)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, Western announced that it is unilaterally discontinuing the current legal proceedings before the Courts in relation to the royalty sharing agreement. Western further stated that they expected to make royalty payments in the aggregate of CA$500,000, and then to cease further payments on the grounds that any payment in excess of this amount would be illegal. The Company currently is in discussion with Fawcett and the other royalty holders, and is evaluating its options with respect to the announcement by Western.

Other long-term assets

	December 31,

	2006 $	2005 $

Deferred amounts relating to pending royalty acquisitions (note 3)	835	835
Financing costs related to issuance of the Debentures, net of amortization of $388 in 2006 and $166 in 2005 (note 5)	1,257	1,479
Other	346	135

	2,438	2,449

Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account. These payments were made from this account on August 31, 2005, February 28, 2006 and August 31, 2006. Interest paid by the Company was $1,455,000 in 2006, $721,000 in 2005 and $nil in 2004.

(12)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	December 31, 2006		December 31, 2005

	CA$	US$	CA$	US$

Senior Secured Debentures payable	30,000	25,743	30,000	25,740
Unaccreted discount	(4,583)	(3,715)	(5,096)	(4,372)

	25,417	22,028	24,904	21,368

The Company’s contractual obligation for future principal payments is one lump sum payment of $25,743,000 to be made on February 22, 2011. The obligation is denominated in CA$. All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1654, the exchange rate as at December 31, 2006.

Income taxes

Effective April 1, 2006 the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%. These tax changes were substantially enacted on April 18, 2006. In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (33.62% in 2005 and 35.62% in 2004) to earnings (loss) before income taxes as follows:

(13)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

	Year ended December 31,

	2006 $	2005 $	2004 $

Earnings (loss) before income taxes	2,622	(9,074)	(645)

Expected income tax expense (recovery)	842	(3,051)	(229)
Tax effect of:
Change in valuation allowance	-	(305)	229
Change in income tax rates	(9,707)	-	-
Stock-based compensation	308	1,678	-
Debenture discount	-	818	-
Resource adjustment	(292)	199	-
Foreign currency	(113)	29	-
Other	(94)	53	-

	(9,056)	(579)	-

At December 31, 2006, IRC has unused Canadian net operating losses of $12,988,000, which expire as follows:

$

2010	592
2011	934
2012	6,055
2013	5,407

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

	December 31,

	2006 $	2005 $

Royalty interests in mineral properties	66,616	78,239
Deferred income	3,546	-
Share issue costs	(2,144)	(3,112)
Net operating loss carry-forward	(4,065)	(2,484)
Debenture discount	418	641
Other	(223)	(132)

	64,148	73,152

(14)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Shareholders’ equity

Activity in Common Shares was as follows:

	2006		2005		2004
	Shares	Amount $	Shares	Amount $	Shares	Amount $

Outstanding - Beginning of year	57,027,568	164,176	5,849,433	2,058	1	-

Shares issued in connection with the IPO (net of issuance costs)	-	-	37,790,698	124,253	-	-
Shares issued in connection with the Unit Offering (net of issuance costs) (note 5)	-	-	1,395,360	4,588	-	-
Shares issued for the purchase of royalty interests in mineral properties (note 3)	-	-	8,896,895	31,015	-	-
Exercise of founders special warrants	-	-	-	-	3,450,000	-
Exercise of financing warrants	75,858	202	1,620	4	399,432	1,010
Exercise of initial financing special warrants	-	-	2,550,000	1,319	1,850,000	956
Exercise of compensation special warrants	-	-	308,000	159	-	-
Shares issued into escrow (note 5)	-	-	218,023	760	-	-
Exercise of Williams mine warrants	566,000	1,518	-	-	-	-
Other activity	339,022	277	17,539	20	150,000	92

Balance - End of year	58,008,448	166,173	57,027,568	164,176	5,849,433	2,058

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million. Proceeds received from the IPO and the Unit Offering are summarized as follows:

	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,336)	(13,218)

	176,164	142,762

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Initial Financing Special Warrants and Financing Warrants

In August 2003, IRC completed a private placement (the “Private Placement”) whereby IRC issued 4,400,000 special warrants (“Initial Financing Special Warrants”) at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allowed the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a “Financing Warrant”.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of $998,000 (CA$1,198,000). The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the IPO, discussed above, for 2,550,000 Common Shares and 550,568 Financing Warrants.

Compensation Special Warrants and Compensation Warrants

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent for the Private Placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and, were recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000.

Founders’ Special Warrants and Consultant’s Special Warrants

Effective August 1, 2003, IRC issued 3,600,000 founders’ special warrants (“Founders’ Special Warrants”) to the founding members of IRC. Each Founders’ Special Warrant allowed the holder to acquire one Common Share for no additional consideration. In November 2004, all of the Founders’ Special Warrants were exercised for 3,600,000 Common Shares.

Outstanding warrants were as follows:

	December 31, 2006		December 31, 2005

	Number	Amount $	Number	Amount $

Warrant
Financing warrants	473,090	14,122	548,948	16,386
Williams mine warrants	384,000	11,463	950,000	28,359
Compensation warrants	85,688	6,856	424,710	33,983

	942,778	32,441	1,923,658	78,728

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Stock options

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price and vesting period of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options are non-transferable. The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model. The Company recognized stock-based compensation expense of $960,000 in 2006, $4,992,000 in 2005 and $92,000 in 2004 which is recorded in general and administrative expense.

	December 31,

	2006	2005

Valuation assumptions:
Risk free interest rate	4.1%	3.6% to 4.0%
Expected dividend yield	Nil	Nil
Expected price volatility of the Company’s Common Shares	38%	60%
Expected life of the option	3.5 years	3.5 years

Options granted	1,124,000	3,978,000
Weighted average exercise price	CA$4.76	CA$4.19
Vesting period	3 years	0 - 3 years
Weighted average fair value per stock option	$1.39	$1.59

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

The following summarizes stock options outstanding at December 31, 2006:

Exercise price CA$	Number outstanding	Remaining contractual life	Number exercisable

3.67	50,000	3.5 years	50,000
3.75	978,000	3.9 years	326,000
3.97	100,000	3.3 years	100,000
4.27	50,000	4.8 years	-
4.30	2,550,000	3.1 years	2,500,000
4.46	50,000	4.8 years	-
4.80	300,000	3.2 years	300,000
4.80	1,024,000	4.9 years	-

	5,102,000		3,276,000

Related party transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 and 2004 was $10,000 and $24,000, respectively.

During the years ended December 31, 2006, 2005 and 2004, IRC incurred legal fees of CA$3,000, CA$12,000 and CA$42,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2006 and 2005.

Financial instruments

Fair value

The fair values of the Company’s cash and cash equivalents, short-term investments, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures at December 31, 2006 was approximately $23.9 million.

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian generally accepted accounting principles (Canadian GAAP) varies in certain significant respects from the principles and practices generally accepted in the United States) (US GAAP) in general. As required by the United States Securities and Exchange Commission (the “SEC”), the effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes. The Company had originally determined that there were no material measurement differences in regards to fiscal 2005, however, given the Company’s new understanding, as outlined in (a) below, the Company has restated its 2005 US GAAP financial results to account for the relevant differences.

Adjustments to the statement of operations are as follows:

	Year ended December 31,

Expressed in thousands of U.S. dollars, except per share amounts	2006 $	2005 $	2004 $

Earnings (loss) for the year under Canadian GAAP	11,678	(8,495)	(645)
Derivative mark-to-market adjustments (a)	(2,907)	(2,254)	-

Earnings (loss) for the year under US GAAP	8,771	(10,749)	(645)

Earnings (loss) per common share
Basic	0.15	(0.22)	(0.08)
Diluted	0.15	(0.22)	(0.08)

Adjustments to the balance sheet:

	December 31,

Expressed in thousands of U.S. dollars	2006 $	2005 $

Total liabilities reported under Canadian GAAP	88,248	95,271
Derivative for share purchase warrants (a)	2,562	2,333

Total liabilities reported under US GAAP	90,810	97,604

Shareholders’ Equity reported under Canadian GAAP	174,483	159,894
Derivative for share purchase warrants (a)	(2,562)	(2,333)

Shareholders’ Equity reported under US GAAP	171,921	157,561

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

a)

Share purchase warrants

The SEC has recently provided guidance to their interpretation of the US accounting rules contained in the Statement of Financial Accounting Standards 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities as it relates to the accounting treatment for the Company’s share purchase warrants under US GAAP.

Under Canadian GAAP, share purchase warrants are accounted for as equity. Recent examples of the SEC’s interpretation of SFAS 133 requires that when a Company's share purchase warrants have an exercise price denominated in a currency other than a company's functional currency, those share purchase warrants must be fair valued with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases). Upon exercise the relevant liability is transferred to common shares.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the warrants with the following assumptions:

	December 31,

	2006	2005

Risk free interest rate	4.1%	4.0%
Expected dividend yield	Nil	Nil
Expected price volatility of the Company’s Common Shares	38%	60%
Expected remaining life of the warrant	0.1 years	0.9 years

The Financial Accounting Standards Board ("FASB") has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

b)

Comprehensive Income

Comprehensive income, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). The Company does not have any items that would be recorded as other comprehensive income, therefore comprehensive income (loss) is equal to net income (loss).

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

c)

Recent accounting pronouncements

In January 2006, the AcSB issued Canadian Institute of Chartered Accountants (CICA) 3855, “Financial Instruments - Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives (“Financial Instruments”). CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition. The new standard is effective for years beginning after October 1, 2006. The Company is currently assessing the impact of adoption on its consolidated financial position and results of operation.

On February 16, 2006, the FASB issued Statement 155, "Accounting for Certain Hybrid Instruments an amendment of FASB Statements No. 133 and 140." The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative and provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 16, 2006. The Company is currently evaluating the impact this new standard will have on its results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 establishes standards for measurement and recognition in financial statements of positions taken by an entity in its income tax returns. In addition, FIN 48 requires new disclosures about positions taken by an entity in its tax returns that are not recognized in its financial statements, information about potential significant changes in estimates related to tax positions and descriptions of open tax years by major jurisdiction. The provisions of FIN 48 will become effective on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company is currently evaluating the impact that FIN 48 will have on its results of operations and financial condition.

Segment information

The Company operates in one industry segment, with all revenue from mineral royalties.

Subsequent events

Acquisition of Pascua Royalty

IRC announced on December 21, 2006 that it had entered into agreements to acquire a sliding-scale royalty on the Pascua gold project in Chile from a private Chilean family for $37.4 million in cash at closing. In addition IRC will make two one-time payments of $4.0 million each if gold prices exceed $550 and $600 per ounce for any six-month period within the first 36 months after commercial production.

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

The IRC royalty applies to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The gold royalty is an NSR linear sliding-scale royalty ranging from 0.3375% at a gold price of $325 per ounce or below to 2.25% at a gold price of $800 per ounce. The royalty remains at 2.25% at gold prices above $800 per ounce. The royalty is limited to the first 14 million ounces of gold produced from the Pascua after which the royalty to be obtained in the second closing will revert to the sellers. IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest that would revert to the original royalty sellers, for up to $4 million (however, with respect to the royalty interest obtained in the first closing, IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced).

The copper royalty is a 0.45% NSR royalty beginning in 2017. In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.

On January 10, 2007, IRC concluded the first of two closings on the Pascua Royalty. The first closing, for a cash price of $11.4 million, covered approximately one third of the total royalty being purchased. The purchase of the remaining interest for $26 million closed on February 16, 2007. In completing the first closing of the Pascua Royalty, IRC drew down $4 million from a $20 million Revolving Facility (see below). The Company repaid the $4 million out of the proceeds of the offering discussed below.

Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

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International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

Offering

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and estimated expenses of the offering was CA$42,303,000.

Acquisition of Legacy Sand Royalty

On February 22, 2007 the Company announced that it has entered into an agreement to acquire a royalty (the “Royalty”) on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for US$12.0 million. The Royalty is styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products beginning in the first quarter of 2007. The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or “frac” sands used for oil and natural gas well stimulation. During the primary term, the Royalty will pay US$4.75 per ton on the first 500,000 tons per year produced and sold from the operation during years one through 12. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap.

The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms. The Legacy Royalty has a projected life of more than thirty years. The Company expects to execute final documentation and close the transaction on or around February 28, 2007, with the first quarterly payment expected in the third quarter of 2007.

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